iShares Trust
Attachment for Item 77E Legal Proceedings
N-SAR filing dated 7/31/2002


In April 2002, the judge overseeing an ongoing action in the U.S. District Court for the Northern District of Illinois granted leave for a United States patentholder named MOPEX, Inc. to amend its complaint to add the Trust, along with seven other parties, as a defendant. There are now a total of twenty defendants, including the Trusts investment advisor, other exchange traded funds, various fund service providers and market makers, and the Chicago Stock Exchange, Inc. In the action, the plaintiff alleges that the actions of the parties, now including the Trust, infringed their patent. In addition, the plaintiff alleges that the parties engaged in a conspiracy amongst themselves to infringe the patent. Although this is the only case to which the Trust has been named as a party, this action is one of three involving related issues. The Trust believes that it has valid defenses to all claims raised by the patentholder. However, a resolution of this case may impose increased costs on the Trust and thus raise the expense ratios of the Funds, adversely affecting performance.